June 17, 2009
BY EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention: Mellissa Campbell Duru, Special Counsel

Re:	Lamar Advertising Company Schedule TO-I Filed June 3, 2009 File No. 5-58057
Dear Ms. Duru:
     On behalf of Lamar Advertising Company (“Lamar” or the “Company”) we submit this letter in response to the comments provided to Lamar from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated June 15, 2009 (the “Letter”), relating to Schedule TO of the Company (the “TO-I”). Set forth below are the Staff’s comments followed by the Company’s responses. The responses are keyed to the numbering of the comments in the Letter and appear following the comments, which are restated below in italics. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.
Schedule TO-I
Exhibit 99(A)(1)(A): Offer to Exchange
Summary Term Sheet and Questions and Answers, page 1
Terms Used in This Offer to Exchange
1.	Your definition of eligible participant excludes employees “who live or work outside of the United States or in Puerto Rico.” You further disclose that employees in Canada and Puerto Rico may not participate in the offer. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies
Boston ma | Ft. Lauderdale fl | Hartford ct | madison nj | New York ny | Newport Beach ca | Providence ri
Stamford ct | Washington dc | West Palm Beach fl | Wilmington de | London uk | Hong Kong (associated office)

Mellissa Campbell Duru
June 17, 2009

equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1 of SEC Release 33-8957. If you are on relying on the global exemptive order applicable to employee stock option exchanges, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of employees. Accordingly, please explain in your response letter how the exclusion of employees in certain foreign jurisdictions is related to a compensatory purpose, or revise to include them in the offer.
RESPONSE:
     The Company believes that the exclusion from the offer of foreign employees is permissible under the global exemptive order issued by the Division of Corporation Finance on March 21, 2001 (the “Exemptive Order”) because the criterion for exclusion is related to a compensatory purpose.
     The compensation plans and programs that the Company has adopted for its foreign employees are designed to meet local objectives, which include remaining competitive as to the attraction and retention of employees and maintaining compliance with local regulatory requirements. As a result of differences in competitive compensation and benefit arrangements, tax and regulatory requirements and the costs of administering compensation and benefit plans in the United States as compared to the foreign jurisdictions in which the Company operates, the Company’s foreign employees may have compensation packages with components that differ in form and amount from the compensation packages of the Company’s domestic employees. Accordingly, changes in compensation arrangements for the Company’s domestic employees are not necessarily replicated for foreign employees, and vice versa.
     The Company has determined that it can best accomplish its compensation objectives by excluding employees in Canada and Puerto Rico from participating in the offer. This determination is based in part on the relative expense that the Company would have to incur in order to comply with foreign tax and securities laws if these employees were permitted to participate in the offer. That is, the cost of compliance with local securities and tax laws in the foreign jurisdictions in which this small number of employees resides outweighs the compensatory benefit of extending the offer in those jurisdictions. The Company notes that in Canada there are only two (2) excluded employees and in Puerto Rico there is only one (1) excluded employee. Further, the aggregate percentage of the excluded options in each of these jurisdictions is less than 0.6% and 0.5%, respectively, of the aggregate eligible options described in the Company’s Schedule TO. Therefore, rather than extending the offer to all employees regardless of location, the Company has determined that its foreign employees may be more efficiently compensated through other means. Accordingly, the Company has implemented alternative compensation

Mellissa Campbell Duru
June 17, 2009

arrangements for the three (3) foreign employees who are not eligible to participate in the offer in the form of additional stock options.
     Ensuring continued compliance with federal and foreign securities laws is another reason that the Company has excluded employees in Canada and Puerto Rico from the offer. The Company is concerned that if it made the offer available to all employees regardless of location, it could risk granting replacement options in violation of federal or foreign securities laws due to its lack of familiarity with the relevant laws. As a result, it has limited the offer to residents of the United States where it is familiar with the securities laws relevant to the offer.
     Based on the foregoing, the Company believes that limiting the offer to employees who are residents of the United States is based upon a compensatory purpose and consistent with the stated policy of the Exemptive Order to allow the Company maximum flexibility in crafting its compensation practices and policies.
2.	Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived as of a time on or before the expiration of the offer. The condition requiring that individuals remain employees as of the exchange date, which, as currently structured will be after the expiration date, does not appear to comply with that requirement. Please revise your disclosure accordingly.
RESPONSE:
     The Company has revised the disclosure to reflect that employment by the Company or one of its subsidiaries through the expiration date is a condition to participation in the offer.
Section 8. Conditions of the Offer, page 15
3.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. Please advise us, with a view toward revised disclosure, of the purpose of the language on page 16 regarding “any event or events [that] occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us . . . .” Revise to describe the types of events contemplated by this language in order to provide clarity to shareholders regarding what may constitute a bona fide triggering event.

Mellissa Campbell Duru
June 17, 2009

RESPONSE:
     The Company has replaced the language on page 16 to clarify the subject disclosure regarding what may constitute a bona fide triggering event as follows:
“Any significant increase or decrease in the market price of our Class A common stock.”

4.	With the previous comment in mind, please clarify the condition on page 16 regarding “any rules or regulations by any governmental authority, the Financial Industry Regulatory Authority, the Nasdaq . . . or other regulatory or other administrative authority . . . have been enacted, enforced, or deemed applicable to us.” Would the enactment of “any” rule or regulation, whether or not such enactment materially impacted the company, result in a trigger of this condition? As drafted, the condition appears to be overly broad. Please revise your disclosure to clarify the circumstances in which this condition would be deemed to apply.
RESPONSE:
     The Company has revised the language on page 16 to clarify the meaning of the subject disclosure to read as follows:
“Any rules or regulations by any governmental authority, the Financial Industry Regulatory Authority, the Nasdaq Global Select Market, or other regulatory or administrative authority or any national securities exchange have been enacted, enforced or deemed applicable to us that might prohibit or delay the offer.”

5	Refer to the last paragraph of this section relating to your failure to exercise the right to waive an offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Mellissa Campbell Duru
June 17, 2009

RESPONSE:
     The Company hereby confirms that if an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company will inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon the offer’s expiration.
Section 16. Extension of offer; termination; amendment, page 25
6.	Refer to the language in the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise to clarify.
RESPONSE:
     The Company has revised the disclosure to clarify that it will not terminate or amend the offer solely by means of oral notice to option holders.
* * *
     In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Schedule TO-I (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO-I and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require any additional information concerning the Schedule TO-I, please call me at (617) 239-0314.

Mellissa Campbell Duru
June 17, 2009

     Thank you for your attention to this matter.
Very truly yours,
/s/ Stacie S. Aarestad
Stacie S. Aarestad

cc:	Kevin P. Reilly, Jr. Keith Istre